UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 22, 2022 titled “Grupo Aval Acciones y Valores S.A. Announces Expiration, Receipt of Requisite Consents with respect to, and Waiver of Conditions of, the Consent Solicitation for 4.750% Senior Notes due 2022 and 4.375% Senior Notes Due 2030”

Item 1

Grupo Aval Acciones y Valores S.A. Announces

Expiration, Receipt of Requisite Consents with respect to, and Waiver of Conditions of,

the Consent Solicitation for 4.750% Senior Notes due 2022 and 4.375% Senior Notes Due 2030

Bogotá, Colombia, February 22, 2022 — Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) announced today the expiration of the previously announced solicitation of consents (the “Consent Solicitation”) by its wholly-owned subsidiary, Grupo Aval Limited, a company domiciled in the Cayman Islands (the “Issuer”) from each holder (each a “Holder” and, together, the “Holders”) of U.S.$1,000,000,000 aggregate principal amount of 4.750% Senior Notes due 2022 (the “2022 Notes”) and the U.S.$1,000,000,000 aggregate principal amount of 4.375% Senior Notes due 2030 (the “2030 Notes” and, together with the 2022 Notes, the “Notes”), issued by the Issuer and guaranteed by Grupo Aval, to effect amendments (the “Proposed Amendment”) to the indentures governing the Notes (the “Indentures”), as described below, upon the terms and subject to the conditions set forth in the Consent Solicitation Statement, dated February 7, 2022 (the “Consent Solicitation Statement”).

Certain details regarding the Notes and the Consent Solicitation are set forth in the table below.

Title of Security	Issuer	CUSIP / ISIN Nos.	Outstanding Principal Amount	Principal Amount for which Consents were Validly Received	Consent Fee(1)
4.750% Senior Notes due 2022	Grupo Aval Limited	Rule 144A Notes: CUSIP: 40053FAB4; ISIN: US40053FAB40. Regulation S Notes: CUSIP: G42045AB3; ISIN: USG42045AB32	U.S.$1,000,000,000	U.S.$572,946,000	U.S.$2.00
4.375% Senior Notes due 2030	Grupo Aval Limited	Rule 144A Notes: CUSIP: 40053FAC2; ISIN: US40053FAC23. Regulation S Notes: CUSIP: G42045AC1; ISIN: USG42045AC15	U.S.$1,000,000,000	U.S.$546,789,000	U.S.$7.00

(1) The consent fees applicable to each series of Notes (the “Consent Fees”) for the Consent Solicitation with respect to the Notes of each relevant series is an amount, per U.S.$1,000 aggregate principal amount of Notes of the relevant series, for which a Holder thereof has validly delivered and has not validly revoked Consents.

The Consent Solicitation expired at 5:00 p.m. New York City time, on February 18, 2022 (the “Expiration Date”). The Issuer received the consents from Holders of at least a majority in aggregate principal amount of each series of the Notes outstanding (the “Requisite Consents”), and such consents have not been validly revoked, prior to the Expiration Date. The Issuer has also determined that it will waive the remaining regulatory approval conditions to the consummation of the Consent Solicitation.

Accordingly, the Issuer will pay the Consent Fees (as detailed in the table above) to Holders who delivered valid and unrevoked consents to the Proposed Amendment on or prior to the Expiration Date to The Depository Trust Company (“DTC”) for the benefit of the consenting Holders, subject to the terms and conditions set forth in the Consent Solicitation Statement. The Issuer expects to pay, or cause to be paid, the Consent Fees on February 23, 2022 (the “Settlement Date”). No accrued interest will be paid in respect of the Consent Fees.

In connection with the receipt of the Requisite Consents, the Issuer, Grupo Aval, the trustee under the Indentures and, with respect to the 2022 Notes, the Luxembourg paying agent, will enter, on the Settlement Date, into supplemental indentures (the “Supplemental Indentures”) to the Indentures to effect the Proposed Amendment. The Supplemental Indentures (and the Proposed Amendment) will become effective immediately upon execution and will permit Grupo Aval to cause certain of its subsidiaries, including Banco de Bogotá S.A., a bank organized under the laws of Colombia (“BdB”), to enter into a series of transactions that will result in 75% of the share capital in BAC Holding International Corp. (formerly known as Leasing Bogotá S.A. Panamá), a holding company organized under Panamanian law (“BHI”), being owned by the shareholders of Grupo Aval and BdB (other than Grupo Aval, which will also spin off its interest) on a pro rata basis to their respective indirect beneficial ownership stakes in BHI’s share capital (the “Spinoff”) immediately prior to the record date established for the Spinoff by Grupo Aval and BdB.

The Supplemental Indentures shall bind, or inure to the benefit of, every Holder of the relevant series, whether or not they delivered a consent to the Proposed Amendment. Holders who did not deliver valid consents on or prior to the Expiration Date, or who delivered consents but validly revoked them prior to the Expiration Date, will not receive any Consent Fees.

This announcement is qualified in its entirety by the Consent Solicitation Statement. This announcement is for information purposes only and is neither an offer to sell nor a solicitation of an offer to buy any security and is not a solicitation of consents with respect to the Proposed Amendment or any securities.

None of the Issuer, Grupo Aval, J.P. Morgan, D.F. King (as these terms are defined herein) or the trustee under the Indentures has made any recommendation as to whether any Holder should deliver a Consent, and no one has been authorized by any of them to make such a recommendation.

Neither the Consent Solicitation Statement nor any documents related to the Consent Solicitation have been filed with, or reviewed or approved by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Consent Solicitation Statement or any documents related to the Consent Solicitation, and it is unlawful and may be a criminal offense to make any representation to the contrary.

J.P. Morgan Securities LLC (“J.P. Morgan”) acted as the solicitation agent in connection with the Consent Solicitation. D.F. King & Co., Inc. (“D.F. King”) acted as the Information and Tabulation Agent for the Consent Solicitation. Questions or requests for assistance related to the Consent Solicitation or for additional copies of the Consent Solicitation Statement may be directed to J.P. Morgan at +1 (212) 834-7279 (collect) and +1 (866) 846-2874 (toll free), or to D.F. King at +1 (212) 269-5550 (banks and brokers), +1 (866) 811-1442 (all others, toll free) or by email at aval@dfking.com. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Consent Solicitation.

Forward-Looking Statements

This press release and the documents referenced herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are predictions based on Grupo Aval’s current expectations and projections about future events, and are not statements of historical fact. Forward-looking statements include, but are not limited to, statements relating to future events and anticipated results of operations and business strategies. In some cases, you can identify these statements by forward-looking words, such as “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “foresee,” “likely,” “may,” “should,” “might,” “will,” and “could,” the negative or plural of these words and other comparable terminology. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of Grupo Aval or the Company or the price of the Notes. All forward-looking statements included in this press release are based upon information available to Grupo Aval and the Issuer as of the date hereof, and neither Grupo Aval nor the Issuer undertake or assume any obligation to update any of these forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise. You should not place undue reliance on these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Grupo Aval’s or the Issuer’s actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel